

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 26, 2007

VIA U.S. MAIL AND FAX (610) 648-7589
Mr. Randy Underwood
Executive Vice President and Chief Financial Officer
Dollar Financial Corp.
1436 Lancaster Avenue
Berwyn, PA 19312-1288

> **Re:** **Dollar Financial Corp.**
> **Form 10-K for Fiscal Year Ended June 30, 2006**
> **Filed September 13, 2006**
> **File No. 0-50866**

Dear Mr. Underwood:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                         Sincerely,

                         Larry Spirgel
                         Assistant Director